Exhibit 12.2
HLTH Corporation
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Six Months Ended June 30,		Years Ended December 31,
	2008	2007	2007	2006
Earnings
(Loss) income from continuing operations before income tax provision (benefit)	$480,536	$(7,566)	$15,437	$428,816
Add fixed charges	10,208	10,446	21,232	22,883

Total Earnings Available for Fixed Charges	$490,744	$2,880	$36,669	$451,699

Fixed charges
Interest expense	$9,235	$9,325	$18,593	$18,794
Estimated interest within rental expense	973	1,121	2,639	4,089

Total fixed charges	$10,208	$10,446	$21,232	$22,883

Ratio of Earnings to Fixed Charges	48.1	*	1.7	19.7

*	The earnings for the six months ended June 30, 2007 were inadequate to cover total fixed charges. The coverage deficiency for the six months ended June 30, 2007 (in thousands) was $7,566.